Press Release- SodaStream

SODASTREAM REPORTS RECORD THIRD QUARTER RESULTS

Third Quarter Revenue Increased 29% to $144.6 Million

Third Quarter Diluted Earnings Per Share were $0.76

Third Quarter Adjusted Diluted Earnings Per Share were $0.90

AIRPORT CITY, Israel – October 30, 2013 – SodaStream International Ltd. (NASDAQ: SODA), a leading manufacturer of home beverage carbonation systems, announced today its results for the three and nine month periods ended September 30, 2013.

For the third quarter ended September 30, 2013:

•	Revenue increased 28.5% to $144.6 million from $112.5 million in the third quarter 2012
•	EBITDA increased 18.0% to $21.9 million from $18.6 million, and Adjusted EBITDA increased 23.8% to $24.8 million from $20.0 million in the third quarter 2012
•	Net income was $16.4 million compared to $16.8 million in the third quarter 2012, and Adjusted net income was $19.3 million compared to $18.2 million in the third quarter 2012
•	Diluted earnings per share were $0.76, compared to $0.80 in the third quarter 2012 and Adjusted diluted earnings per share were $0.90 compared to $0.87 in the third quarter 2012

"We continued to execute against our primary objective of expanding our user base in our fastest growing markets during the third quarter," said Daniel Birnbaum, Chief Executive Officer of SodaStream, "Our progress is being fueled by positive consumer response to our demand creation efforts and innovative products. With unmatched leadership and capabilities in home carbonation, we believe we are on track to continue acquiring new users and deliver strong annual sales and earnings growth in the coming years."

Third Quarter 2013 Financial Review

Geographical Revenue Breakdown
Revenue	Three Months Ended September 30,
	2012	2013	Increase (decrease)	Increase (decrease)
	In Millions USD			%
The Americas	$38.7	$49.8	$11.1	29%
Western Europe	52.6	75.5	22.9	43%
Asia-Pacific	10.9	8.6	(2.3)	(21%)
Central & Eastern Europe, Middle East, Africa	10.3	10.7	0.4	4%
Total	$112.5	$144.6	$32.1	29%

Press Release- SodaStream

Product Segment Revenue Breakdown
Revenue	Three Months Ended September 30,
	2012	2013	Increase	Increase
	In millions USD			%
Soda Maker Starter Kits	$46.5	$62.5	$16	34%
Consumables	63.0	79.1	16.1	26%
Other	3.0	3.0	-	0%
Total	$112.5	$144.6	$32.1	29%

Product Segment Unit Breakdown
	Three Months Ended September 30,
	2012	2013	Increase	Increase
	In thousands			%
Soda Maker Starter Kits	940	1,196	256	27%
CO2 Refills	4,337	5,806	1,469	34%
Flavors	7,747	8,261	514	7%

Gross margin for the third quarter 2013 was 54.1% compared to 54.2% for the same period in 2012. The slight decline was primarily attributable to higher percentage of subcontracted manufacturing and the strengthening of the Israeli Shekel, partially offset by a higher portion of direct distribution.

Sales and marketing expenses for the third quarter 2013 totaled $47.5 million, or 32.9% of revenue, compared to $35.8 million, or 31.8% of revenue for the comparable period in the prior year. The 110 basis point change in sales and marketing expenses as a percent of revenue was mainly attributable to a planned increase in advertising and promotion expense as a percent of revenue to 15.5% from 14.1% in the third quarter 2012.

General and administrative expenses for the third quarter 2013 were $12.7 million, or 8.8% of revenue, compared to $8.7 million, or 7.8% of revenue in the comparable period of last year. The increase was mainly due to higher share-based compensation expense of $2.9 million in the quarter, compared to $1.5 million in the third quarter 2012, additional expenses related to our newly acquired Canadian and Italian distributers as well as additional infrastructure to support growth.

Operating income increased 9.6% to $18.0 million, or 12.5% of revenue, compared to $16.4 million, or 14.6% of revenue in the third quarter 2012.

Tax expense was $1.9 million representing a 10.5% effective tax rate compared to an income tax benefit of $850,000 in the third quarter 2012. The increase in effective tax rate was primarily due to the release of past-years’ tax provisions in the third quarter 2012 not recurring in the current period.

Balance Sheet Review

•	Cash and cash equivalents and bank deposits at September 30, 2013 were $39.2 million compared to $62.1 million at December 31, 2012. The decrease is primarily attributable to the investment in our new production facility, an increase in working capital and the purchase of our Italian distributor’s business.
•	The Company had $20.0 million of bank debt at September 30, 2013 mainly for financing the investment in its new production facility, compared to no bank debt at December 31, 2012.
•	Working capital at September 30, 2013 increased 75.6% to $167.0 million compared to $95.1 million at December 31, 2012. Inventories at September 30, 2013 increased 40.3% to $158.0 million compared to $112.7 million at December 31, 2012, mainly due to additional inventory from the acquisition of our Italian distributor’s business and the overall growth of our business.

Press Release- SodaStream

Guidance

Based on third quarter results and current projections for the remainder of the year, the Company is maintaining its outlook.

•          The Company now expects full year 2013 revenue to increase approximately 30% over 2012 revenue of $436.3 million.

•          The Company now expects full year 2013 Adjusted EBITDA to increase approximately 38% over 2012 Adjusted EBITDA of $61.1 million.

•          The Company now expects full year 2013 Adjusted net income, which excludes share-based compensation expense, to increase approximately 30% over Adjusted net income of $50.0 million reported in 2012.

•          The Company expects full year 2013 net income to increase approximately 23% over 2012 net income of $43.9 million

Conference Call and Management Commentary

Detailed CFO commentary and a supplemental slide presentation have been filed as part of today’s 6-K and will be posted on the Company’s website, http://sodastream.investorroom.com.

The Company has scheduled a conference call for 8:30 AM Eastern Standard Time (U.S. time) today (Wednesday, October 30, 2013) to review the Company’s financial results. The conference call will be broadcast over the Internet as a “live” listen only Webcast. To listen, please go to: http://sodastream.investorroom.com. Listeners are urged to login approximately 20 minutes before the conference call is scheduled to begin in order to register, as well as download and install any necessary audio software. An archive of the Webcast will be available for 30 days after the call.

About SodaStream International

SodaStream manufactures beverage carbonation systems which enable consumers to easily transform ordinary tap water instantly into carbonated soft drinks and sparkling water. Soda makers offer a highly differentiated and innovative solution to consumers of bottled and canned carbonated soft drinks and sparkling water. Our products are environmentally friendly, cost effective, promote health and wellness, and are customizable and fun to use. In addition, our products offer convenience by eliminating the need to carry bottles home from the supermarket, to store bottles at home or to regularly dispose of empty bottles. Our products are available at more than 60,000 retail stores in 45 countries around the world. For more information on SodaStream, please visit the Company's website: www.sodastream.com.

To download SodaStream's investor relations app, which offers access to SEC documents, press releases, videos, audiocasts and more, please visit http://itunes.apple.com/us/app/soda-ir/id524423001?mt=8 for your iPhone/iPad, or https://play.google.com/store/apps/details?id=com.theirapp.soda for your Android mobile device.

Non-IFRS Financial Measures

This press release contains certain non-IFRS measures, including Adjusted net income, Adjusted Earnings Before Interest, Income Tax, Depreciation and Amortization (“Adjusted EBITDA”), and Adjusted diluted earnings per share (“Adjusted diluted EPS”).

Adjusted net income represents net income calculated in accordance with IFRS as adjusted for the impact of the share-based compensation expense. Adjusted EBITDA represents earnings before interest, income tax, depreciation and amortization, and further eliminates the effect of the share-based compensation expense. Adjusted diluted EPS represents earnings per share calculated in accordance with IFRS as adjusted for the impact of the share-based compensation expense.

Press Release- SodaStream

The Company believes that the Adjusted net income, Adjusted EBITDA and Adjusted diluted EPS, which exclude share-based compensation expense, should be considered in evaluating the Company’s operations. Adjusted net income and Adjusted diluted EPS exclude share-based compensation because it is a non-cash expense that does not reflect the performance of the Company’s underlying business and operations. Adjusted EBITDA facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures (affecting interest expenses, net), tax positions (such as the impact on periods or companies of changes in effective tax rates) and the age and book depreciation and amortization of fixed and intangible assets, respectively (affecting relative depreciation and amortization expense, respectively).

These measures should be considered in addition to results prepared in accordance with IFRS, but should not be considered a substitute for the IFRS results. The non-IFRS measures included in this press release have been reconciled to the IFRS results in the tables below.

Forward Looking Statements

This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management's current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to expand into our target markets, including the United States; our ability to continue to develop or maintain our presence in retail networks; our ability to develop and implement production and operating infrastructure to effectively support our growth; the success of our marketing campaigns and media spending in terms of increased sales or increased product and brand name awareness; our ability to maintain our customer base in markets where we have an established presence; the risks associated with our reliance on exclusive arrangements for the distribution of our beverage carbonation systems and consumables in each of the markets in which we use third-party distributors; our ability to compete effectively with other companies which currently offer, or may offer in the future, competing products; potential product liability claims if any component of our beverage carbonation systems is misused; our ability to protect our intellectual property rights; our being found to have a dominant position in certain markets which may place limits on our ability to operate; risks associated with our being a multinational corporation, including fluctuations in currency exchange rates; our potential exposure to greater than anticipated tax liabilities; our products being subject to extensive governmental regulation in the markets in which we operate; adverse conditions in the global economy which could negatively impact our customers' demand for our products; and other factors detailed in documents we file from time to time with the United States Securities and Exchange Commission.  Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995.

Company Contact:

Yonah Lloyd

Chief Corporate Development and Communications Officer

SodaStream International Ltd.

Phone: +972-3-976-2462

yonahl@sodastream.com

Investor Contacts (US):

Brendon Frey

ICR

Phone: + 1 203-682-8200

brendon.frey@icrinc.com

Press Release- SodaStream

Consolidated Statements of Operations

In thousands other than per share amounts

	For the nine months ended		For the three months ended
	September 30,		September 30,
	2012	2013	2012	2013
	(Unaudited)		(Unaudited)
Revenue	$303,369	$394,613	$112,482	$144,584
Cost of revenue	138,052	180,372	51,531	66,366

Gross profit	165,317	214,241	60,951	78,218

Operating expenses
Sales and marketing	100,176	130,047	35,825	47,549
General and administrative	27,607	37,886	8,741	12,660
Other income, net	(134)	-	(54)	-

Total operating expenses	127,649	167,933	44,512	60,209

Operating income	37,668	46,308	16,439	18,009

Interest expense, net	40	295	35	141
Other financial expense (income), net	642	336	488	(456)

Total financial expense (income), net	682	631	523	(315)

Income before income taxes	36,986	45,677	15,916	18,324

Income tax expense (tax benefit)	659	4,331	(850)	1,925

Net income for the period	$36,327	$41,346	$16,766	$16,399

Net income per share
Basic	$1.79	$1.99	$0.82	$0.79
Diluted	$1.73	$1.93	$0.80	$0.76

Weighted average number of shares
Basic	20,281	20,757	20,410	20,831
Diluted	20,984	21,383	21,027	21,532

Press Release- SodaStream

Consolidated Balance Sheets

	December 31,	September 30,
	2012	2013
	(Audited)	(Unaudited)
	(In thousands)
Assets
Cash and cash equivalents	$62,068	$29,211
Bank deposits	-	10,000
Inventories	112,679	158,038
Trade receivables	86,650	112,893
Other receivables	28,021	24,925
Derivative financial instruments	803	759
Assets classified as available-for-sale	868	899
Total current assets	291,089	336,725

Property, plant and equipment	76,906	97,384
Intangible assets	41,978	46,876
Deferred tax assets	2,133	2,013
Other receivables	271	439
Total non-current assets	121,288	146,712

Total assets	412,377	483,437

Liabilities
Loans and borrowings	-	20,013
Derivative financial instruments	261	-
Trade payables	86,431	78,187
Income tax payable	8,866	11,347
Provisions	1,304	1,676
Other current liabilities	37,022	39,275
Total current liabilities	133,884	150,498

Employee benefits	1,939	2,091
Provisions	537	555
Deferred tax liabilities	1,527	2,322
Total non-current liabilities	4,003	4,968

Total liabilities	137,887	155,466

Shareholders’ equity
Share capital	3,330	3,375
Share premium	178,338	190,698
Translation reserve	3,628	3,358
Retained earnings	89,194	130,540
Total shareholders’ equity	274,490	327,971

Total liabilities and shareholders’ equity	$412,377	$483,437

Press Release- SodaStream

Consolidated Statements of Cash Flows

	For the nine months ended		For the three months ended
	September 30,		September 30,
	2012	2013	2012	2013
	(Unaudited)		(Unaudited)
	(In thousands)
Cash flows from operating activities
Net income for the period	$36,327	$41,346	$16,766	$16,399

Adjustments:
Amortization of intangible assets	1,107	1,769	420	629
Change in fair value of derivative financial instruments	504	(267)	-	270
Depreciation of property, plant and equipment	6,029	8,605	2,211	2,828
Share based payment	4,293	8,238	1,458	2,884
Interest expense, net	40	295	35	141
Income tax expense (tax benefit)	659	4,331	(850)	1,925
	48,959	64,317	20,040	25,076
Increase in inventories	(23,909)	(37,591)	(11,368)	(12,807)
Increase in trade and other receivables	(37,984)	(35,792)	(16,186)	(16,423)
Increase (decrease) in trade payables	23,588	(8,765)	11,124	4,467
Increase (decrease) in employee benefits	(28)	24	(15)	25
Increase in provisions and other current liabilities	5,824	578	1,365	5,816
	16,450	(17,229)	4,960	6,154
Interest paid	(334)	(289)	(97)	(110)
Income tax received	1,733	3,769	247	230
Income tax paid	(3,047)	(2,287)	(756)	(1,321)
Net cash from (used in) operating activities	14,802	(16,036)	4,354	4,953

Cash flows from investing activities
Interest received	1,181	114	102	20
Investment in bank deposits	(20,000)	(10,000)	(10,000)	-
Proceeds from bank deposits	38,919	-	-	-
Proceeds from derivative financial instruments, net	7	50	561	593
Acquisition of subsidiary, net of cash acquired	(10,954)	(1,179)	(1,196)	-
Acquisition of property, plant and equipment	(23,759)	(26,296)	(9,253)	(6,968)
Acquisition of intangible assets	(2,125)	(3,543)	(1,162)	(1,054)
Net cash from (used in) investing activities	(16,731)	(40,854)	(20,948)	(7,409)

Cash flows from financing activities
Proceeds from exercise of employee share options	1,618	4,011	344	2,179
Change in short-term debt	(3,873)	20,013	-	3,870
Net cash from (used in) financing activities	(2,255)	24,024	344	6,049

Net increase (decrease) in cash and cash equivalents	(4,184)	(32,866)	(16,250)	3,593
Cash and cash equivalents at the beginning of the period	34,769	62,068	46,593	25,200
Effect of exchange rates fluctuations on cash and cash equivalents	91	9	333	418

Cash and cash equivalents at the end of the period	$30,676	$29,211	$30,676	$29,211

Press Release- SodaStream

Information about revenue in reportable segments

	The Americas	Western Europe	Asia-Pacific	Central & Eastern Europe, Middle East, Africa	Total
	(In thousands)
Nine months ended:
September 30, 2012 (Unaudited)	$94,943	152,336	30,776	25,314	$303,369
September 30, 2013 (Unaudited)	$145,503	196,851	28,738	23,521	$394,613

Three months ended:
September 30, 2012 (Unaudited)	$38,660	52,611	10,908	10,303	$112,482
September 30, 2013 (Unaudited)	$49,791	75,466	8,587	10,740	$144,584

Press Release- SodaStream

Reported (IFRS) to Adjusted (non-IFRS) Reconciliation of Consolidated Statements of Operations

	Nine months ended September 30,
	2012			2013
	Reported	Share based		Reported	Share based
	(Unadjusted)	payment	Adjusted	(Unadjusted)	payment	Adjusted
	(Unaudited)
	In thousands other than per share amounts
Revenue	$303,369	$-	$303,369	$394,613	$-	$394,613
Cost of revenue	138,052	-	138,052	180,372	-	180,372

Gross profit	165,317	-	165,317	214,241	-	214,241

Operating expenses
Sales and marketing	100,176	-	100,176	130,047	-	130,047
General and administrative	27,607	(4,293)	23,314	37,886	(8,238)	29,648
Other income, net	(134)	-	(134)	-	-	-

Total operating expenses	127,649	(4,293)	123,356	167,933	(8,238)	159,695

Operating income	37,668	4,293	41,961	46,308	8,238	54,546

Interest expense, net	40	-	40	295	-	295
Other financial expense, net	642	-	642	336	-	336

Total financial expense, net	682	-	682	631	-	631

Income before income taxes	36,986	4,293	41,279	45,677	8,238	53,915

Income tax expense	659	-	659	4,331	-	4,331

Net income for the period	$36,327	$4,293	$40,620	$41,346	$8,238	$49,584

Net income per share
Basic	$1.79		$2.00	$1.99		$2.39
Diluted	$1.73		$1.94	$1.93		$2.32

Weighted average number of shares
Basic	20,281		20,281	20,757		20,757
Diluted	20,984		20,984	21,383		21,383

Press Release- SodaStream

Reported (IFRS) to Adjusted (non-IFRS) Reconciliation of Consolidated Statements of Operations

	Three months ended September 30,
	2012			2013
	Reported	Share based		Reported	Share based
	(Unadjusted)	payment	Adjusted	(Unadjusted)	payment	Adjusted
	(Unaudited)
	In thousands (other than per share amounts)
Revenue	$112,482	$-	$112,482	$144,584	$-	$144,584
Cost of revenue	51,531	-	51,531	66,366	-	66,366

Gross profit	60,951	-	60,951	78,218	-	78,218

Operating expenses
Sales and marketing	35,825	-	35,825	47,549	-	47,549
General and administrative	8,741	(1,458)	7,283	12,660	(2,884)	9,776
Other income, net	(54)	-	(54)	-	-	-

Total operating expenses	44,512	(1,458)	43,054	60,209	(2,884)	57,325

Operating income	16,439	1,458	17,897	18,009	2,884	20,893

Interest expense, net	35	-	35	141	-	141
Other financial expense (income), net	488	-	488	(456)	-	(456)

Total financial expense (income), net	523	-	523	(315)	-	(315)

Income before income taxes	15,916	1,458	17,374	18,324	2,884	21,208

Income tax expense (tax benefit)	(850)	-	(850)	1,925	-	1,925

Net income for the period	$16,766	$1,458	$18,224	$16,399	$2,884	$19,283

Net income per share
Basic	$0.82		$0.89	$0.79		$0.93
Diluted	$0.80		$0.87	$0.76		$0.90

Weighted average number of shares
Basic	20,410		20,410	20,831		20,831
Diluted	21,027		21,027	21,532		21,532

Press Release- SodaStream

EBITDA and Adjusted EBITDA

	Nine months ended		Three months ended
	September 30,		September 30,
	2012	2013	2012	2013
	(Unaudited)
	(In thousands)

Reconciliation of Net Income to EBITDA and Adjusted EBITDA
Net income	$36,327	$41,346	$16,766	$16,399
Interest expense, net	40	295	35	141
Income tax expense (tax benefit)	659	4,331	(850)	1,925
Depreciation and amortization	7,136	10,374	2,631	3,457
EBITDA	44,162	56,346	18,582	21,922

Share based payment	4,293	8,238	1,458	2,884
Adjusted EBITDA	$48,455	$64,584	$20,040	$24,806

Press Release- SodaStream

The following tables present the Company’s revenue, by
product type for the periods presented, as well as such revenue by product type as a percentage of total revenue:

	Nine months ended		Three months ended
	September 30,		September 30,
	2012	2013	2012	2013
	(Unaudited)		(Unaudited)
	Revenue
	(in thousands)

Soda maker starter kits (including exchange cylinders)	$119,800	$155,350	$46,486	$62,484
Consumables	177,029	229,969	62,979	79,076
Other	6,540	9,294	3,017	3,024
Total	$303,369	$394,613	$112,482	$144,584

	Nine months ended		Three months ended
	September 30,		September 30,
	2012	2013	2012	2013
	(Unaudited)		(Unaudited)
	As a percentage of revenue

Soda maker starter kits (including exchange cylinders)	39.5%	39.4%	41.3%	43.2%
Consumables	58.4%	58.3%	56.0%	54.7%
Other	2.1%	2.3%	2.7%	2.1%
Total	100.0%	100.0%	100.0%	100.0%